Item 3
ICICI Limited

ICICI Q3:99-2000 - US GAAP Net Income Up By 51%

The Board of Directors of ICICI (NYSE: IC and IC.d) at its meeting held in Mumbai today noted the consolidated unaudited US GAAP accounts of ICICI for the nine month period ended December 31, 1999. As per the unaudited US GAAP financial statements, net income for Q3:99-2000 was Rs. 2.44 billion, up by 51% from Rs. 1.62 billion in the corresponding quarter of the previous year. As per the unaudited US GAAP financial statements, net income during the nine month period ended December 31, 1999 was Rs. 6.70 billion, up by 24% from Rs. 5.39 billion in the corresponding period of the previous year. The net income for both these periods excludes extraordinary income and cumulative effect of change in accounting policy. A clear trend is seen in realignment of US GAAP net income with Indian GAAP net income. US GAAP net income as a percentage of Indian GAAP income increased from 75% for the nine months ended December 31, 1998 to 83% for the nine month period ended December 31, 1999. The stockholders' equity at December 31, 1999 was Rs. 67.39 billion as per US GAAP. The net NPA ratio as per US GAAP was 6.0% at December 31, 1999, down from 6.3% at March 31, 1999. The total capital adequacy as per US GAAP was 15.0% as on December 31, 1999 with Tier 1 at 10.0%.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

January 28, 2000

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

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